

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2022

Laurie Weisberg
Chief Executive Officer
Creatd, Inc.
419 Lafayette Street, 6th Floor
New York, NY 10003

> **Re: Creatd, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 21, 2022**
> **File No. 333-265251**

Dear Ms. Weisberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your revised exhibit in response to comment 2. Please also amend the filing to indicate that the offering is for 60 million shares of common stock, consisting of 20 million shares underlying the rights and 20 million shares underlying each set of warrants. The filing currently only appears to reference the 20 million shares underlying the rights.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Ryan Lichtenfels at 703-434-0122 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Joseph Lucosky